June 19, 2019

Benjamin Sexson
Chief Executive Officer
Monogram Orthopaedics, Inc.
53 Bridge Street, Unit 507
Brooklyn, New York, 11251

       Re: Monogram Orthopaedics, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed May 31, 2019
           File No. 024-10973

Dear Mr. Sexson:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2019 letter.

Amendment No. 1 to Form 1-A filed May 31, 2019

The Offering, page 5

1. Please reconcile the number of shares outstanding as disclosed here and on page 12. Also please tell us the number of shares to be issued to the the licensor per section 6.1 of
       exhibit 6.17 as a result of this offering, and the amount to be paid for those additional shares.
We rely on a licensing agreement..., page 9

2. We note your disclosure on page 25 that you anticipate being able to start delivering products within four years of the close of this offering. We also note section 13.2 of
       exhibit 6.17 that the licensor may give notice of default if the licensee "fails to make the
 Benjamin Sexson
FirstName LastNameBenjamin Sexson
Monogram Orthopaedics, Inc.
Comapany NameMonogram Orthopaedics, Inc.
June 19, 2019
June 19, 2019 Page 2
Page 2
FirstName LastName
         first First Commercial Sale of Licensed Product(s) within four (4) years after the Effective
         Date..." If your currently planned timetable would permit the licensor to to terminate the license, please revise your risk factor and offering circular Summary to clarify.
Dilution, page 12

3. We note on page 13 that you present net tangible book value pre-financing of $1,184,254, which per your balance sheet on page F-2 equals your total assets outstanding as of
         December 31, 2018. Please revise your net tangible book value pre-financing calculation to equal your total tangible assets less your total liabilities.
4. Please revise your disclosures here and throughout the filing to present your per share amounts rounded to the nearest two decimal places so as to not imply greater precision than exists.
Provisions of Note in Our Subscription Agreement and Investors' Rights Agreement, page 16

5. Please revise your disclosure on page 16 to state, if true, that your investors' rights agreement includes forum selection provisions that require any claims against the company based on the agreement and not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of New York. Use of Proceeds to Issuer, page 17

6. Please show us how your disclosure in response to prior comment 4 is reconcilable to the information about amounts payable to related parties on page F-18 and in exhibit 6.1 and to your disclosure on page 30 regarding the note issued to Mr. Lennox. Also (1) show us how the amount you disclose in this section as owed to your CEO as of the date of your offering circular is consistent with your disclosure regarding your CEO's salary, and (2)
         ensure that appropriate sections of your document include required disclosure regarding your agreements with your directors and executive officers like exhibits 6.1 and 6.2; see for example Form 1-A Part II Item 11(d).
Our Advantage, page 20

7. We note your response to prior comment 6. Please file as exhibits the consent of the orthopaedic research center and the medical research center mentioned in the sixth and seventh paragraphs of this section.

Security Ownership..., page 29

8. Please tell us why you deleted the disclosure from this table regarding some beneficial owners. We note for example that you disclose on page 30 that one of those owners holds over 10% of your voting securities and is affiliated with one of your directors.
 Benjamin Sexson
Monogram Orthopaedics, Inc.
June 19, 2019
Page 3
9.    Please address the preemptive rights in exhibit 6.14.
Securities Being Offered, page 31

10. Please reconcile the information in this section with the "Board Composition" section of
      Exhibit 2.1 Article III, and Article V.B.2.3. Also highlight the disparate voting rights on your offering circular cover and add appropriate risk factors.
11. Please reconcile the information in this section with the "Investor Perks" mentioned in exhibit 13.1.
12. We note that the forum selection provision in Article X of Exhibit 2.1 states that the provision does not apply to any action arising under the Federal Securities Laws. Please include disclosure regarding the scope of this provision and disclosure that your exclusive forum provision does not apply to actions arising under the federal securities laws. Also, disclose any appropriate risk factors.
Notes to Financial Statements, page F-6

13. We note from page 5 and throughout the filing that you effected a 25-for-1 reverse stock spit on May 29, 2019. Please explain to us how you considered the guidance in paragraph
      ASC 260-10-55-12 and SAB Topic 4C related to this reverse stock-split. In this regard, also explain to us how your independent auditor considered referencing and dual-dating its audit opinion on page F-1 in consideration of AICPA AU 530.05.
Exhibits

14. We note your response to prior comment 8. Please tell us which exhibit represents (1) the
      Purchase Agreement mentioned on page 20 of exhibit 6.17, and (2) the warrants mentioned on page F-18. Also, please tell us which of the notes mentioned on page F-12 are not filed as exhibits, and clarify the basis for omitting the notes; in this regard, please see Form 1-A Item 17(3).
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at
202-551-3617 with any other questions.



                                                              Sincerely,
FirstName LastNameBenjamin Sexson
                                                              Division of
Corporation Finance
Comapany NameMonogram Orthopaedics, Inc.
                                                              Office of
Electronics and Machinery
June 19, 2019 Page 3
cc:       Andrew Stephenson
FirstName LastName